UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated February 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

The following document is being submitted herewith:

•	Press Release dated January 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: February 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. and Enbridge Income Fund Holdings Inc. to Webcast 2016 Fourth Quarter and Year End Financial Results

CALGARY, Alberta, January 27, 2017 — Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Income Fund Holdings Inc. (TSX:ENF) will host a joint webcast conference call to discuss their 2016 fourth quarter and year end results on Friday, February 17, 2017.

Webcast Information

Event:	Enbridge Inc. and Enbridge Income Fund Holdings Inc. 2016 Fourth Quarter and Year End Financial Results Conference Call

Date:	Friday, February 17, 2017

Time:	7 a.m. Mountain Daylight Time / 9 a.m. Eastern Daylight Time

Webcast:	sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead):

North America Toll Free:	1 (866) 215-5508

Outside North America:	1 (514) 841-2157

Participant Passcode:	44103871#

Replay Information

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours after the event.

Audio Replay # (Available for 7 days after call):

North America Toll Free:	1 (888) 843-7419

Outside North America	1 (630) 652-3042

Replay Passcode:	44103871#

Forward-Looking Statements Advisory

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge Inc. and Enbridge Income Fund

Holdings Inc. believe that their respective statements are or will be based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions, commodity prices and other matters. You can find a discussion of those assumptions, risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge Inc. and Enbridge Income Fund Holdings Inc. make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge Inc. and Enbridge Income Fund Holdings Inc. assume no obligation to publicly update or revise any forward-looking statements made herein, on the call or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top Employers list, including the 2017 index.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Income Fund Holdings Inc.

Enbridge Income Fund Holdings Inc. is a publicly traded corporation. The Company, through its investment in Enbridge Income Fund, indirectly holds high quality, low risk energy infrastructure assets. The Fund’s indirectly owned assets consist of a portfolio of Canadian liquids transportation and storage businesses, including the 2,306-kilometre Canadian segment of the Mainline System (the largest conduit of oil into the United States), the Regional Oil Sands System, the Canadian segment of the Southern Lights Pipeline, Class A units entitling the holder to receive defined cash flows from the US segment of the Southern Lights Pipeline, a 50 percent interest in the Alliance Pipeline, which transports natural gas from Canada to the U.S., and interests in more than 1,400 megawatts of renewable and alternative power generation capacity. Enbridge Income Fund Holdings Inc. shares trade on the Toronto Stock Exchange under the symbol ENF. Information about Enbridge Income Fund Holdings Inc. is available on the Company’s website at www.enbridgeincomefund.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Enbridge Inc:
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

Enbridge Income Fund Holdings Inc.
Adam McKnight
(403) 266-7922 or Toll free: (800) 481-2804
Email: adam.mcknight@enbridge.com